SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

BANK OF AMERICA CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Depositary shares representing fractional interests in:
Floating Rate Non-Cumulative Preferred Stock, Series E	060505815
Floating Rate Non-Cumulative Preferred Stock, Series 5	060505583
Floating Rate Non-Cumulative Preferred Stock, Series 1	060505633
Floating Rate Non-Cumulative Preferred Stock, Series 2	060505625
6.375% Non-Cumulative Preferred Stock, Series 3	060505617
6.625% Non-Cumulative Preferred Stock, Series I	060505740
7.25% Non-Cumulative Preferred Stock, Series J	060505724
8.20% Non-Cumulative Preferred Stock, Series H	060505765
8.625% Non-Cumulative Preferred Stock, Series 8	060505559
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)

Edward P. O’Keefe

Acting General Counsel

Bank of America Corporation

100 North Tryon Street

Charlotte, North Carolina 28255

(704) 386-5681

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a Copy to:

Boyd C. Campbell, Jr., Esq.

Richard W. Viola, Esq.

McGuireWoods LLP

201 N. Tryon Street

Charlotte, NC 28202

(704) 343-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,536,150,800.00	$420,517.21

*

Calculated solely for purposes of calculating the filing fee. The amount is calculated by adding the sum of: (1) the product of (a) $10.06, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series E (“Series E Depositary Shares”) reported by the New York Stock Exchange (“NYSE”) on May 26, 2009, and (b) 81,000,000 Series E Depositary Shares, (2) the product of (a) $9.99, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 5 (“Series 5 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 60,000,000 Series 5 Depositary Shares, (3) the product of (a) $8.68, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 1 (“Series 1 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 25,200,000 Series 1 Depositary Shares, (4) the product of (a) $8.88, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s Floating Rate Non-Cumulative Preferred Stock, Series 2 (“Series 2 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 44,400,000 Series 2 Depositary Shares, (5) the product of (a) $13.82, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s 6.375% Non-Cumulative Preferred Stock, Series 3 (“Series 3 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 32,400,000 Series 3 Depositary Shares, (6) the product of (a) $14.93, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 6.625% Non-Cumulative Preferred Stock, Series I (“Series I Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 22,000,000 Series I Depositary Shares, (7) the product of (a) $16.46, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 7.25% Non-Cumulative Preferred Stock, Series J (“Series J

Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 41,400,000 Series J Depositary Shares, (8) the product of (a) $17.97, the average of the high and low price per depositary share representing 1/1,000th of an interest in Bank of America Corporation’s 8.20% Non-Cumulative Preferred Stock, Series H (“Series H Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 117,000,000 Series H Depositary Shares, and (9) the product of (a) $18.24, the average of the high and low price per depositary share representing 1/1,200th of an interest in Bank of America Corporation’s 8.625% Non-Cumulative Preferred Stock, Series 8 (“Series 8 Depositary Shares”) reported by the NYSE on May 26, 2009, and (b) 106,920,000 Series 8 Depositary Shares. The number of depositary shares for each series listed above represents the maximum number of depositary shares of such series that are subject to the exchange offer to which this Schedule TO relates.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $420,517.21	Filing Party: Bank of America Corporation
Form or Registration No.: Schedule TO	Date Filed: May 28, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on May 28, 2009 (the “Schedule TO”) by Bank of America Corporation (the “Company”), a Delaware corporation, pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer to exchange up to 200,000,000 newly-issued shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) for outstanding depositary shares (the “Depositary Shares”), representing fractional interests in shares of certain series of preferred stock (the “Preferred Stock”) of the Company, made on the terms and subject to the conditions set forth in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”) and the related Letter of Transmittal (which together constitute the “Exchange Offer”), which are filed as exhibits (a)(1)(A(i) and (a)(1)(A)(ii), respectively, to the Schedule TO. The series of the Company’s Preferred Stock in which the Depositary Shares represent fractional interests and which are subject to the Exchange Offer are: Floating Rate Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 5 (the “Series 5 Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 1 (the “Series 1 Preferred Stock”); Floating Rate Non-Cumulative Preferred Stock, Series 2 (the “Series 2 Preferred Stock”); 6.375% Non-Cumulative Preferred Stock, Series 3 (the “Series 3 Preferred Stock”); 6.625% Non-Cumulative Preferred Stock, Series I (the “Series I Preferred Stock”); 7.25% Non-Cumulative Preferred Stock, Series J (the “Series J Preferred Stock”); 8.20% Non-Cumulative Preferred Stock, Series H (the “Series H Preferred Stock”); and 8.625% Non-Cumulative Preferred Stock, Series 8 (the “Series 8 Preferred Stock”).

This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Items 1 through 9 and 11.

The Offer to Exchange, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A)(i), is hereby amended and supplemented as follows:

(1) The information set forth in the Offer to Exchange in the section entitled “Summary—Recent Developments” on page 10 is hereby amended to delete the penultimate paragraph in its entirety and replace it with the following:

We also have agreed to exchange newly-issued shares of our Common Stock in one or more privately negotiated transactions for outstanding shares of series of our preferred stock that are not subject to the Exchange Offer (the “Private Exchange Transactions”). The series of preferred stock involved in the Private Exchange Transactions are different from the series of Preferred Stock eligible for exchange in the Exchange Offer, and the terms of the Private Exchange Transactions may differ from the terms of the Exchange Offer in material respects, including with respect to the value of shares of Common Stock that we issue in the Private Exchange Transactions and the basis on which we determine the number of shares of Common Stock that this value represents. For more information with respect to the Private Exchange Transactions into which we have entered prior to June 2, 2009, see our current reports on Form 8-K that we filed with the SEC on May 27, 2009 and June 2, 2009, which are incorporated by reference in this Offer to Exchange.

(2) The information set forth in the Offer to Exchange in the section entitled “Capitalization” on page 22 is hereby amended to delete the section in its entirety and replace it with the following:

CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2009, on an actual basis and on a pro forma basis to reflect:

•

the completion of the Exchange Offer, assuming the Common Stock Average Price is $11.00 and the Depositary Shares are accepted for exchange on a pro rata basis across all nine series of Depositary Shares, and that we exchange 200 million shares of our Common Stock for $3.01 billion aggregate liquidation preference of Depositary Shares;

•	the sale of 1,250,000,000 shares of our Common Stock in the ATM Program and the receipt of gross proceeds therefrom of approximately $13.47 billion; and

•

the exchange of shares of Common Stock for $9.50 billion aggregate liquidation preference of shares of, or depositary shares representing fractional interests in shares of, series of our preferred stock that are not subject to the Exchange Offer that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions.

This table should be read in conjunction with the information set forth in this Offer to Exchange under “Selected Consolidated Historical Financial Data of Bank of America” and “Unaudited Pro Forma Financial Information” and with our unaudited consolidated financial statements, including the related notes, included in our quarterly report on Form 10-Q for the three months ended March 31, 2009, which is incorporated by reference in this Offer to Exchange.

	As of March 31, 2009
	Actual	Exchange Offer Adjustments (2)	Other Transactions Adjustments		Pro Forma
	(Dollars in millions)
Shareholders’ Equity (1)
Preferred stock	$73,277	$(3,010)	$(9,497	)(3)	$60,770
Common stock and additional paid in capital	100,864	2,200	23,673	(4)	126,737
Retained earnings	76,877	810	(730	)(5)	76,957
Accumulated other comprehensive income (loss)	(11,164)				(11,164)
Other	(305)				(305)

Total shareholders’ equity	$239,549	$—	$13,446		$252,995

(1)	The completion of the Exchange Offer, the sale of shares of Common Stock in the ATM Program and the exchange of shares of Common Stock for preferred stock in the Private Exchange Transactions do not impact our long-term debt.
(2)	Reflects the completion of the Exchange Offer, assuming the Common Stock Average Price is $11.00 and the Depositary Shares are accepted for exchange on a pro rata basis across all nine series of Depositary Shares, and that 200 million shares of Common Stock are exchanged for $3,010 million aggregate liquidation preference of Depositary Shares in the Exchange Offer.
(3)	Reflects the carrying value of $3,108 million of convertible preferred stock and $6,389 million of non-convertible preferred stock that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions.
(4)	Reflects (a) the sale of 1.25 billion shares of Common Stock in the ATM Program for $13,468 million, (b) for convertible preferred stock that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions, the carrying value of $3,108 million and $1,738 million for the difference between the fair value at original conversion terms and the fair value exchanged, (c) for non-convertible preferred stock that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions, $5,213 million for the fair value of the Common Stock exchanged and (d) dividends of $146 million paid or owed on preferred stock that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions.
(5)	Reflects the net impact on retained earnings of negative $1,738 million and $146 million referenced in the preceding note, as well as, for non-convertible preferred stock that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions, positive $1,176 million for the difference between the carrying value of the preferred stock and the fair value of Common Stock exchanged in those Private Exchange Transactions. In addition, reflects the negative impact of assumed dividends of $22 million on shares of Common Stock issued in the Exchange Offer, the ATM Program and the Private Exchange Transactions (prior to June 2, 2009).

(3) The references in the Offer to Exchange in the section entitled “Selected Consolidated Historical Financial Data of Bank of America,” beginning on page 23, to the Company’s consolidated financial statements and related notes included in the Company’s annual report on Form 10-K for the year ended December 31, 2008, are amended and restated to be references to the Company’s consolidated financial statements and related notes included in Exhibit 99.2 to the Company’s Form 8-K filed with the SEC on May 28, 2009.

(4) The information set forth in the Offer to Exchange in the section entitled “Unaudited Pro Form Financial Information” on page 25 is hereby amended to delete the section in its entirety and replace it with the following:

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma financial information has been presented to give effect to the Exchange Offer, the ATM Program and the Private Exchange Transactions for the three months ended March 31, 2009 and the year ended December 31, 2008 as if these transactions had been completed on January 1, 2008 or the actual issuance date of preferred stock if later. Accordingly, the 2008 selected unaudited pro forma financial information does not include any adjustments for Merrill Lynch preferred stock or results of operations.

The selected unaudited pro forma financial information is presented for illustrative purposes only and does not indicate the financial results had the Exchange Offer, the ATM Program and the Private Exchange Transactions been completed on January 1, 2008. Additionally, a pro forma balance sheet and pro forma income statements have not been provided as the impacts of the Exchange Offer, the ATM Program and the Private Exchange Transactions have been reflected in the capitalization table on page 22 and in the selected unaudited pro forma financial information below. The selected unaudited pro forma financial information has been derived from and should be read in conjunction with Bank of America’s consolidated financial statements and related notes included in (i) for the year ended December 31, 2008, Exhibit 99.2 to Bank of America’s current report on Form 8-K filed with the SEC on May 28, 2009 and (ii) Bank of America’s quarterly report on Form 10-Q for the quarter ended March 31, 2009 under the caption “Item 1. Financial Statements,” which are incorporated by reference in this Offer to Exchange. See below under “Where You Can Find More Information.”

	For the Three Months Ended March 31, 2009
	Actual	Exchange Offer Adjustments (1)	Other Transactions Adjustments		Pro Forma
	(Dollars and shares in millions, except per share information)
Basic EPS:
Net income attributable to common shareholders	$2,775	$998	$(525	)(2)	$3,248
Weighted average shares	6,371	200	1,954	(3)	8,525
Earnings per share	$0.44				$0.38
Diluted EPS:
Net income attributable to common shareholders	$2,814	$998	$(525	)(2)	$3,287
Weighted average shares	6,431	200	1,954	(3)	8,585
Earnings per share	$0.44				$0.38
Book value per share	$25.98				$22.47
Ratio of earnings to fixed charges, excluding interest on deposits	1.72				1.72
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	1.43				1.47
Ratio of earnings to fixed charges, including interest on deposits	1.53				1.53
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	1.33				1.36

	For the Year Ended December 31, 2008
	Actual	Exchange Offer Adjustments (1)	Other Transactions Adjustments		Pro Forma
	(Dollars and shares in millions, except per share information)
Basic EPS:
Net income attributable to common shareholders	$2,487	$453	$(125	)(2)	$2,815
Weighted average shares	4,592	81	1,853	(3)	6,526
Earnings per share	$0.54				$0.43
Diluted EPS:
Net income attributable to common shareholders	$2,487	$453	$(125	)(2)	$2,815
Weighted average shares	4,596	81	1,853	(3)	6,530
Earnings per share	$0.54				$0.43
Book value per share	$27.77				$22.53
Ratio of earnings to fixed charges, excluding interest on deposits	1.18				1.18
Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	1.11				1.14
Ratio of earnings to fixed charges, including interest on deposits	1.11				1.11
Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	1.07				1.09

(1)	Represents the elimination of actual preferred dividends paid and the difference between the carrying value of the preferred stock and the fair value of Common Stock exchanged, as well as incremental shares of Common Stock issued in the Exchange Offer. Assumes the Common Stock Average Price is $11.00 and the Depositary Shares are accepted for exchange on a pro rata basis across all nine series of Depositary Shares.
(2)	Represents the elimination of actual preferred dividends paid on convertible and non-convertible preferred stock that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions. In addition, for non-convertible preferred stock, includes the difference between the carrying value of the preferred stock and the fair value of Common Stock exchanged and, for convertible preferred shares, includes the difference between fair value at original conversion terms and the fair value exchanged.
(3)	Represents the impact of incremental common shares sold under the ATM Program and that we have exchanged or agreed to exchange, prior to June 2, 2009, in the Private Exchange Transactions.

(5) The third bullet point of the fourth paragraph in the section in the Offer to Exchange entitled “Where You Can Find More Information” on page 56 is hereby amended to delete the bullet point in its entirety and replace it with the following:

•

Bank of America’s current reports on Form 8-K or Form 8-K/A filed January 2, 2009, January 7, 2009, January 13, 2009, January 16, 2009, January 22, 2009, January 28, 2009, February 3, 2009 (two filings), February 25, 2009, March 3, 2009, March 12, 2009, April 20, 2009 (two filings), May 8, 2009 (two filings), May 20, 2009, May 27, 2009, May 28, 2009, May 29, 2009 and June 2, 2009 (in each case, other than information that is furnished but deemed not to have been filed); and

(6) The information set forth in Annex A to the Offer to Exchange is hereby amended to delete the following entry from the table listing the Company’s directors and executive officers:

O. Temple Sloan, Jr.	Director

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended to delete it in its entirety and replace it with the following:

(a) Financial Information. The information set forth in the Offer to Exchange in the sections entitled “Selected Consolidated Historical Financial Data of Bank of America” and “Where You Can Find More Information,” in Exhibit 99. 2 to the Company’s current report on Form 8-K filed with the SEC on May 28, 2009, and in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2009 under the caption “Item 1. Financial Statements” is incorporated herein by reference. The Company’s filings are available over the Internet at the Securities and Exchange Commission’s (the “SEC”) website, www.sec.gov. The reports and other information the Company files with the SEC also are available at the Company’s website, www.bankofamerica.com.

(b) Pro Forma Information. The information set forth in the Offer to Exchange in the sections entitled “Capitalization” and “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(A)	Press Release issued on June 2, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 8-K filed with the SEC on June 2, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANK OF AMERICA CORPORATION
By:	/s/ Joe L. Price
Joe L. Price
Chief Financial Officer

Dated: June 2, 2009

EXHIBIT INDEX

(a)(1)(A)(i)	Offer to Exchange, dated May 28, 2009.*
(a)(1)(A)(ii)	Letter of Transmittal.*
(a)(1)(B)	Form of Letter to The Depository Trust Company Participants.*
(a)(1)(C)	Form of Letter to Clients.*
(a)(1)(D)	Press Release issued on May 28, 2009.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release issued on June 2, 2009 (incorporated by reference to Exhibit 99.1 of the Company’s current report on Form 8-K filed with the SEC on June 2, 2009).
(b)	Not applicable.
(d)(1)	Deposit Agreement, dated as of October 30, 2006, by and among the Company, Computershare Shareholder Services, Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series E Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 6, 2006).*
(d)(2)	Deposit Agreement, dated as of September 20, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series I Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on September 26, 2007).*
(d)(3)	Deposit Agreement, dated as of November 14, 2007, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series J Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on November 20, 2007).*
(d)(4)	Deposit Agreement, dated as of May 20, 2008, by and among the Company, Computershare Inc., Computershare Trust Company, N.A., and the Holders from time to time of the depositary receipts described therein (relating to the Series H Preferred Stock) (incorporated herein by reference to Exhibit 4.1 of the Company’s current report on Form 8-K filed with the SEC on May 23, 2008).*
(d)(5)	Assignment, Assumption and Amendment Agreement by and among the Company, Merrill Lynch, and the Bank of New York Mellon Corporation, as Depositary, dated December 31, 2008 (incorporated herein by reference to Exhibit 4.25 of the Company’s registration statement on Form 8-A filed with the SEC on January 2, 2009).*
(d)(6)	Deposit Agreement, dated as of March 20, 2007, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 5 Preferred Stock) (incorporated by reference to Exhibit 4(m) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(d)(7)	Deposit Agreement, dated as of November 1, 2004, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 1 Preferred Stock) (incorporated by reference to Exhibit 4(i) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*

i

(d)(8)	Deposit Agreement, dated as of March 14, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as depositary, and the Holders from Time to Time of Depositary Receipts (relating to the Series 2 Preferred Stock) (incorporated by reference to Exhibit 4(j) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(d)(9)	Deposit Agreement, dated as of November 17, 2005, by and among Merrill Lynch, The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.) and the Holders from Time to Time of Depositary Receipts (relating to the Series 3 Preferred Stock) (incorporated by reference to Exhibit 4(k) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(d)(10)	Deposit Agreement, dated as of April 29, 2008, by and among Merrill Lynch, The Bank of New York Mellon (as successor to The Bank of New York) and the Holders from Time to Time of Depositary Receipts (relating to the Series 8 Preferred Stock) (incorporated by reference to Exhibit 4(p) of the Company’s registration statement on Form S-4/A filed with the SEC on October 22, 2008).*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

ii